Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CommScope Holding Company, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

20337X109

(CUSIP Number)

Jeffrey Ferguson

The Carlyle Group

1001 Pennsylvania Avenue, NW

Suite 220 South

Washington, D.C. 20004

(202) 729-5626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20337X109	13D	Page 1 of 15 pages

1	Names of Reporting Persons The Carlyle Group Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person CO

CUSIP No. 20337X109	13D	Page 2 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I GP Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person CO

CUSIP No. 20337X109	13D	Page 3 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I GP Sub L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 4 of 15 pages

1	Names of Reporting Persons Carlyle Holdings I L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 5 of 15 pages

1	Names of Reporting Persons CG Subsidiary Holdings L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 6 of 15 pages

1	Names of Reporting Persons TC Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 7 of 15 pages

1	Names of Reporting Persons TC Group Sub L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 8 of 15 pages

1	Names of Reporting Persons TC Group VII S1, L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 20337X109	13D	Page 9 of 15 pages

1	Names of Reporting Persons TC Group VII S1, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 10 of 15 pages

1	Names of Reporting Persons Carlyle Partners VII S1 Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 42,257,593
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 42,257,593

11	Aggregate Amount Beneficially Owned by Each Reporting Person 42,257,593
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.6%
14	Type of Reporting Person PN

CUSIP No. 20337X109	13D	Page 11 of 15 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 11, 2019 (as amended to date, the “Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of CommScope Holding Company, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

From December 31, 2022 through December 31, 2023, Carlyle Partners VII acquired a total of 76,699 shares of Series A Preferred Stock as a result of dividend payments from the Issuer on the Series A Preferred Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 254,316,064 shares of Common Stock outstanding (consisting of 212,058,471 shares of Common Stock outstanding as of October 26, 2023, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023, and 42,257,593 shares of Common Stock underlying the Series A Preferred Stock held of record by Carlyle Partners VII).

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
The Carlyle Group Inc.	42,257,593	16.6%	0	42,257,593	0	42,257,593
Carlyle Holdings I GP Inc.	42,257,593	16.6%	0	42,257,593	0	42,257,593
Carlyle Holdings I GP Sub L.L.C.	42,257,593	16.6%	0	42,257,593	0	42,257,593
Carlyle Holdings I L.P.	42,257,593	16.6%	0	42,257,593	0	42,257,593
CG Subsidiary Holdings L.L.C.	42,257,593	16.6%	0	42,257,593	0	42,257,593
TC Group, L.L.C.	42,257,593	16.6%	0	42,257,593	0	42,257,593
TC Group Sub L.P.	42,257,593	16.6%	0	42,257,593	0	42,257,593
TC Group VII S1, L.L.C.	42,257,593	16.6%	0	42,257,593	0	42,257,593
TC Group VII S1, L.P.	42,257,593	16.6%	0	42,257,593	0	42,257,593
Carlyle Partners VII S1 Holdings, L.P.	42,257,593	16.6%	0	42,257,593	0	42,257,593

Carlyle Partners VII is the record holder of 1,162,085 shares of Series A Preferred Stock, which are convertible into 42,257,593 shares of Common Stock, subject to adjustment as provided in the Certificate of Designations.

The Carlyle Group Inc., a publicly traded company listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the sole member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VII S1, L.L.C., which is the general partner of TC Group VII S1, L.P., which is the general partner of Carlyle Partners VII. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by Carlyle Partners VII.

CUSIP No. 20337X109	13D	Page 12 of 15 pages

(c)	Except as described in Item 3 and Schedule I to this Amendment No. 2, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

1	Joint Filing Agreement.

2	Power of Attorney.

CUSIP No. 20337X109	13D	Page 13 of 15 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 3, 2024

THE CARLYLE GROUP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I GP SUB L.L.C.

By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CG SUBSIDIARY HOLDINGS L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC GROUP, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CUSIP No. 20337X109	13D	Page 14 of 15 pages

TC GROUP SUB L.P.

By: TC Group, L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC GROUP VII S1, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

TC GROUP VII S1, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

CARLYLE PARTNERS VII S1 HOLDINGS, L.P.

By: TC Group VII S1, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

CUSIP No. 20337X109	13D	Page 15 of 15 pages

Schedule I

Series A Preferred Stock Dividend Payments

Date	Amount of Series A Preferred Stock Dividends Issued
December 31, 2022	14,924
March 31, 2023	15,129
June 30, 2023	15,337
September 30, 2023	15,548
December 31, 2023	15,761

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13D. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 3rd day of January, 2024.

THE CARLYLE GROUP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Chief Financial Officer

CARLYLE HOLDINGS I GP INC.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I GP SUB L.L.C.

By: Carlyle Holdings I GP Inc., its sole member

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director and Chief Financial Officer

CARLYLE HOLDINGS I L.P.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

CG SUBSIDIARY HOLDINGS L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC GROUP, L.L.C.

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC GROUP SUB L.P.

By: TC Group, L.L.C., its general partner

By:	/s/ Anne Frederick, attorney-in-fact
Name:	John C. Redett
Title:	Managing Director

TC GROUP VII S1, L.L.C.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

TC GROUP VII S1, L.P.

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

CARLYLE PARTNERS VII S1 HOLDINGS, L.P.

By: TC Group VII S1, L.P., its general partner

By:	/s/ Jeremy W. Anderson
Name:	Jeremy W. Anderson
Title:	Vice President

Exhibit 2

POWER OF ATTORNEY

The undersigned understands that, from time to time, the Carlyle Companies (defined below) are required to prepare, execute, and file certain federal and state securities laws filings.

Know all by these presents, that the undersigned hereby constitutes and appoints each of Jeffrey Ferguson, Jeremy Anderson, Chintan Bhatt, Anne Frederick, Erica Herberg, Anat Holtzman, Andrew Howlett-Bolton, Joshua Lefkowitz, David Lobe, Elizabeth Muscarella, Sanket Patel, Robert Rosen, and Catherine Ziobro, or any of them signing singly, and with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1)

prepare, execute in the name of each Carlyle Company and on behalf of each Carlyle Company, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling the undersigned to make electronic filings with the SEC of Forms D (“Form D”) required to be filed in accordance with Rule 503 (“Rule 503”) promulgated with respect to Sections 4(2), 4(6) and 3(b) of the Securities Act of 1933, as amended (the “1933 Act”) and reports required by Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”) or any rule or regulation of the SEC;

(2)

prepare and execute for and on behalf of each Carlyle Company, in the undersigned’s capacity as a Chairman, authorized person, officer and/or director of each Carlyle Company, federal and state securities laws filings including without limitation Forms D pursuant to Rule 503 and Schedules 13D and 13G and Forms 3, 4, and 5 in accordance with Sections 13(d) and 16(a) of the 1934 Act and the rules thereunder;

(3)

do and perform any and all acts for and on behalf of each Carlyle Company that may be necessary or desirable to complete and execute any such federal and state securities laws filings including without limitation Forms D, Schedules 13D and 13G and Forms 3, 4, and 5, complete and execute any amendment or amendments thereto, and timely file such form with the SEC and the securities administrators of any state, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the United States Virgin Islands or their designees and any stock exchange or similar authority; and

(4)

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted, whether the same needs to be executed, taken or done by him in his capacity as a current or former member, partner, shareholder, director or officer of any company, partnership, corporation, organization, firm, branch or other entity connected with, related to or affiliated with any of the entities constituting the Carlyle Companies or entities that directly or indirectly hold interests in the Carlyle Companies.

The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with federal and state securities laws, including without limitation Rule 503 of the 1933 Act or Section 13 and Section 16 of the 1934 Act.

This Power of Attorney and all authority conferred hereby shall not be terminated by operation of law, whether by the death or incapacity of the undersigned or by occurrence of any other event. Actions taken by an attorney-in-fact pursuant to this Power of Attorney shall be as valid as if any event described in the preceding sentence had not occurred, whether or not the attorney-in-fact shall have received notice of such event. Notwithstanding the foregoing, (i) in the event that an attorney-in-fact is no longer employed by The Carlyle Group Employee Co., L.L.C. or its affiliates, this Power of Attorney and all authority conferred hereby shall be immediately terminated with respect to such Attorney, and (ii) the undersigned may terminate or revoke this Power of Attorney at any time.

For purposes hereof, the “Carlyle Companies” shall consist of: (i) Carlyle Group Management L.L.C., The Carlyle Group Inc., Carlyle Holdings I GP Inc., Carlyle Holdings I GP Sub L.L.C., Carlyle Holdings I L.P., TC Group, L.L.C., Carlyle Holdings II GP L.L.C., Carlyle Holdings II L.L.C., CG Subsidiary Holdings L.L.C., TC Group Investment Holdings Limited Partner L.L.C., TC Group Investment Holdings, L.P., Carlyle Holdings III GP L.P., Carlyle Holdings III GP Sub L.L.C., Carlyle Holdings III L.P., TC Group Cayman L.P., TC Group Sub L.P., TC Group Investment Holdings Sub L.P., TC Group Cayman Investment Holdings, L.P., TC Group Cayman Investment Holdings Sub L.P., TC Group Cayman, L.P., TC Group Cayman Sub L.P., Five Overseas CG Investment L.L.C. and (ii) the subsidiaries and affiliates of the foregoing in clause (i), including without limitation investment funds sponsored directly or indirectly by one or more of the Carlyle Companies.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of October, 2023.

By:	/s/ John C. Redett
Name:	John C. Redett
Title:	Chief Financial Officer